UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41324

AKANDA CORP.

(Registrant’s Name)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change of Auditor

Akanda Corp. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of BF Borgers CPA PC (the “Former Auditor”) effective February 20, 2023 and that the Company has appointed Green Growth CPAs (the “Successor Auditor”) as successor auditor of the Company effective March 21, 2023.

In connection with the change of auditor, the Company provides that:

1.	The dismissal of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s Audit Committee (the “Audit Committee”) and Board of Directors (the “Board”).

2.	After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that the Successor Auditor not the Former Auditor, be proposed for appointment as the auditor of the Company for the Company’s financial year ending on December 31, 2022. The Board considers that the aforementioned recommendation is fair and reasonable to the Company and has appointed Successor Auditor as the auditor of the Company for the Company’s financial year ending on December 31, 2022.

3.	The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of this notice, being reports for the financial years ended December 31, 2021 and December 31, 2020, and for any subsequent period to date, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion, except with regards to the Former Auditor’s assessment of substantial doubt about the Company’s ability to continue as a going concern.

4.	There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, from the time of the Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended December 31, 2021 and 2020 and subsequently up to the date of dismissal.

The Company provided the Former Auditor with a copy of this Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2022 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.

By	:	/s/ Katie Field
Name	:	Katie Field
Title	:	Executive Director

Date: March 21, 2023

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter from BF Borgers CPA PC to the Securities and Exchange Commission, dated March 21, 2023.